

October 19, 2011

<u>Via Email</u>
Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

>   **Re: Solar Acquisition Corp.**
>   **Amendment No. 1 to Item 4.01 Form 8-K**
>   **Filed October 17, 2011**
>   **File No. 1-34438**

Dear Mr. Klamka:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Amendment No. 1 to Item 4.01 Form 8-K Filed October 17, 2011</u>

1. We note that you have been unable to obtain an updated letter from Gruber & Company LLC stating whether it agrees with your disclosures as updated. Please amend your Form 8-K to state that fact in the Form 8-K so that your investors understand why you have not provided an updated letter from Gruber & Company LLC. Please refer to Item 214.01 of our Compliance and Disclosure Interpretation on Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief